June 11, 2024

VIA EDGAR

Pearlyne Paulemon

Suzanne Hayes

Division of Corporate Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	MarineMax, Inc.
Form 8-K
Filed March 12, 2024
Amendment No. 1 to Form 8-K
Filed April 1, 2024
File No. 001-14173

Dear Ms. Paulemon and Ms. Hayes,

On behalf of MarineMax, Inc. (“MarineMax”), I am writing in response to the comments set forth in your letter dated June 3, 2024 (the “Comment Letter”). For the convenience of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), the Staff’s comment is repeated below, along with MarineMax’s response to the comment set forth immediately following such comment.

Comment #1

Form 8-K filed March 12, 2024

Item 1.05 Material Cybersecurity Incidents, page 0

1. We note the statement that you experienced a cybersecurity incident in your Form 8-K filed on March 12, 2024. Please advise us as to why you determined to file under Item 1.05 of Form 8-K given the statement that the incident had not had a material impact on your operations, and you were still in the process of determining whether the incident was reasonably likely to materially impact your financial conditions or results of operations.

Response to Comment #1

On March 10, 2024, MarineMax determined that it had experienced a cybersecurity incident. More specifically, MarineMax was the victim of a ransomware attack. Upon detection, MarineMax immediately took containment actions and initiated its business continuity protocols. Although the containment action resulted in some disruption to a portion of its business, MarineMax’s business and retail operations were not disrupted for an extended period of time, and the company’s operation was able to continue in all material respects. As such, as of March 12, 2024, the incident and containment efforts did not have a material impact on the company’s operations.

Nevertheless, the Supreme Court has held that a fact is material if there is “a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” TSC Industries v. Northway, Inc., 426 U.S. 438, 449 (1976); see Basic, Inc. v. Levinson, 485 U.S. 224 (1988). MarineMax determined that, even though the company’s operation was able to continue in all material respects and that the company was still in the process of determining whether the incident was reasonably likely to materially impact its financial condition or results of operations, a reasonable investor may view a recent cybersecurity incident that was under investigation by the company as a fact that significantly altered the “total mix” of information made available. That is, a reasonable shareholder may determine to divest or not to increase their investment in MarineMax upon knowing that it recently experienced a cybersecurity incident that was under investigation, even though the company’s operation was able to continue in all material respects.

MarineMax, thus, determined the cybersecurity incident to be material and decided to file under Item 1.05 of Form 8-K to inform investors of the following: MarineMax experienced a recent cybersecurity incident, containment measures resulted in some disruption to a portion of the company’s business, the company’s operations have continued in all material respects, the company has engaged cybersecurity experts as part of its investigation of the incident, the investigation remains ongoing, and the company is still in the process of determining whether the incident is reasonably likely to materially impact the company’s financial conditions or results of operations. In addition, on April 1, 2024, MarineMax filed an Amendment to its Form 8-K filed on March 12, 2024 upon learning additional information from its ongoing investigation.

MarineMax believes that the foregoing responds fully to the question in the Comment Letter. If you have any questions or comments regarding this response or require any additional information, please do not hesitate to contact me at (727) 531-1700.

Respectfully submitted,

MarineMax, Inc.

By:	/s/ Michael H. McLamb
Michael H. McLamb
Chief Financial Officer

Cc:	W. Brett McGill, Chief Executive Officer and President, MarineMax, Inc.
Manny Alvare, Chief Legal Officer, MarineMax, Inc.
Michael M. Mills, Jr., Esq., Holland & Knight LLP
Shardul Desai, Esq., Holland & Knight LLP